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File No. 82-34816
March 29, 2005

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

・Notice of Dividends to Commemorate the Establishment of SEGA SAMMY HOLDINGS INC. (Dated March 16, 2005)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

4/7

(Translation)

File No. 82-34816
March 16, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Dividends to Commemorate the Establishment of
SEGA SAMMY HOLDINGS INC.

On October 1, 2004, SEGA SAMMY HOLDINGS INC. (the "Company") was established as a holding company of SEGA CORPORATION ("Sega") and Sammy Corporation ("Sammy") with the aim of becoming the No. 1 integrated entertainment company in the world.

On October 1, 2004, the Company publicized its three-year medium-term business plan for the period up to March 31, 2007. At Sega, "The King of Beetle 'MUSHIKING'" has continued to gain popularity and Sammy has received orders for more than 100,000 units of RODEO-brand pachislot machine model "Oni-Musha 3" and massive shipments have been postponed to the business year ending March 31, 2006. In consideration of these favorable performances and steady development of restructuring of its operations, ordinary income is expected to exceed ¥100 billion earlier than initially projected. By taking these factors into account, we plan to publicize a revised medium-term business plan incorporating the synergy effects of the management integration, at the time of publication of the financial statements for the business year ending March 31, 2005 scheduled towards the end of May 2005. We owe all this to the continued support of our shareholders.

To thank our shareholders, it is hereby notified that we, at the meeting of the Board of Directors of the Company held today, determined to submit a proposition to the 1st Ordinary General Meeting of Shareholders of the Company to be held towards the end of June 2005 to pay dividends to commemorate the establishment of SEGA SAMMY HOLDINGS INC., in addition to ordinary dividends, as a means of distribution of profits to our shareholders, as described below:

Description

Proposition for the payment of year-end dividends for the business year ending March 31, 2005:

Ordinary dividends	¥40 per share
Dividends to commemorate the establishment of SEGA SAMMY HOLDINGS INC.	¥20 per share
Total	¥60 per share

<For reference>

	Interim dividend	Year-end dividend	Commemorative dividend	Annual dividend
Previous forecast of dividend (publicized on November 10, 2004)	Sammy: ¥40 Sega: -	¥40	-	¥80
Actual results by Sammy (for the year ended March 31, 2004)	¥40	¥40	¥10	¥90
Actual results by Sega (for the year ended March 31, 2004)	-	-	-	-

* The annual dividend stated in the "previous forecast of dividend (publicized on November 10, 2004)" includes an interim dividend of ¥40 paid by Sammy. Sega did not pay interim dividends.
* The Company was established on October 1, 2004. Information on the actual results by both Sega and Sammy is given herein.

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